February 1, 2019

Lisa N. Larkin, Esq.
U.S. Securities and Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE: Vanguard Bond Index Funds
File No. 33-06001
Post-Effective Amendment No. 81

Vanguard International Equity Index Funds
File No. 33-32548
Post-Effective Amendment No. 117

Vanguard Whitehall Funds
File No. 33-64845
Post-Effective Amendment No. 78

Vanguard World Fund
File No. 2-17620
Post-Effective Amendment No. 159

Dear Ms. Larkin,

This letter responds to your comments provided via telephone on January 28, 2019, on the above-
referenced post-effective amendments. The comments apply to the Admiral share class for each of the following: Vanguard Long-Term Bond Index Fund, a series of Vanguard Bond Index Funds;
Vanguard FTSE All-World ex-US Small-Cap Index Fund, a series of Vanguard International Equity
Index Funds; Vanguard Total World Stock Index Fund, a series of Vanguard International Equity
Index Funds; Vanguard High Dividend Yield Index Fund, a series of Vanguard Whitehall Funds; and
Vanguard FTSE Social Index Fund, a series of Vanguard World Fund (each, a “Fund” and together, the “Funds”).

Comment 1:	All Funds – Prospectus – Fee Table (Annual Fund Operating Expenses)
Comment:	Each Fund’s fee table includes a footnote stating “The expense information shown in the table reflects estimated amounts for the current fiscal year.” Please explain supplementally the basis for estimating amounts.

Lisa Larkin, Esq.
February 1, 2019

Response:	The Funds’ Admiral Shares have not yet commenced operations. Therefore, the expense information shown in each Fund’s prospectus reflects estimated amounts for the current fiscal year.

Comment 2:	All Funds – Prospectus – Fee Table (Example)
Comment:	Each Fund’s prospectus includes hypothetical expenses for 1- and 3-year periods.
Please add hypothetical expenses for 5- and 10-year periods.

Response:	We will make this requested change.

Please contact me at (610) 669-7310 with any questions or comments regarding the above responses. Thank you.

Sincerely,

Alexander F. Smith
Associate Counsel
The Vanguard Group, Inc.